Exhibit 99.1

 WATON FINANCIAL LIMITED  Investor Presentation  8/12/2025

 DISCLAIMER  2  This presentation contains forward-looking statements. Forward looking statements are predictions based on Waton Financial Limited (the "Company", "our" and "we") management’s beliefs and assumptions based on information available to management at the time the statements are made. Thus, you should not rely upon forward-looking statements as predictions of future events. All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. These forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements.  In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of the Company’s Form 20-F. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.  In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; regulatory changes in the marketplace; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of the presentation or to conform these statements to actual results or revised expectations.  This presentation does not constitute an offer to sell or issue or an invitation or recommendation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No part of this presentation shall form a basis or be relied upon in connection with any contract or investment decision in relation to any securities or otherwise. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment tin the securities of the Company.  This presentation contains certain data and information that we obtained from various government and private publications, including industry data and information from third parties. Statistical data in these publications also include projections based on a number of assumptions. The related markets and industries may not grow at the rate projected by market data, or at all. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward- looking statements or future projections.  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.

 ABOUT US  Company vision and overview  INVESMENT  HIGHLIGHTS  Our value proposition and growth opportunities  02  01  03  APPENDIX  Supplementary data and  supporting information  TABLE OF CONTENTS  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  10

 ABOUT US  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  10

 COMPANY VISION  Empower and redefine finance  with AI technologies  We believe that AI will surpass humans in  investment capabilities  Our goal is to be at the forefront of this trend and become the leading creator, trainer and employer of AI traders  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  10

 OUR ROADMAP  Acquisition of Waton Securities International  Limited  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  10  2022  Successful IPO listing on  NASDAQ  Q4 2025  Plan to complete a strategic investment / acquisition and continue growing organically  Q2 2025  Expected launch of our  “TradingWTF” app,  an AI-agent investment  analytics app  (see page 11 for details)  > 2026

 CURRENT COMPANY SNAPSHOT  Waton Financial Limited is a  HOLDING COMPANY  We currently have  2 EXISTING BUSINESS SEGMENTS  SECURITIES BROKERAGE  Offers brokerage, margin  financing and other ancillary  services  SOFTWARE LICENSING  AND RELATED SERVICES  Broker cloud solutions, trading platform APP development & other maintenance services  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  10

 INVESTMENT HIGHLIGHTS  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  10

 VALUE PROPOSITION  Accelerated access to an INNOVATIVE AND SCALABLE AI TECHNOLOGY  A COMPETITIVE  POSITIONING to capitalize on a rapidly growing market  FIRST MOVER ADVANTAGE  to an anticipated first of its  kind AI-powered  investment analytics app  > 35+ YEARS OF PROVEN  EXPERTISE in the securities  brokerage sector  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  10

 A SEASONED SECURITIES FIRM  INTEGRATED SECURITIES BROKER  Drives business growth through both traditional brokerage services and its SaaS business  EXTENSIVE EXPERIENCE  Post the acquisition, we retained its key management to ensure business continuity  > 35 YEARS OF OPERATION  Founded in 1989, proven to be have a robust and stable business model  6,700+ SECURITIES BROKERAGE  CUSTOMERS1 (16% GROWTH Y.O.Y)  69+ CORPORATE ACCOUNTS (17% GROWTH  Y.O.Y)  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  10  A RECOGNIZED LEADER IN THE ASIA B2B FINTECH SPACE  “A market pioneer in providing cloud-based brokerage solutions tailored for small to medium sized brokers in Asia” - Frost & Sullivan, 2023  Notes: 1) Figures as of 31 March 2025

 DESCRIPTION  A real-time investment analytics app that provides insights into the portfolio management strategies and trading performances of AI traders  REVENUE MODEL  Subscription fees and carry revenue  Subscription includes: AI-based pre-investment research, access to the complete position holdings of all AI traders & AI-based post trade review analysis  AVAILABILITY  All countries except Russia, USA and sanctioned countries  WHAT IS “TRADINGWTF” APP?  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  10

 USER EXPERIENCE  User login to CREATE AN ACCOUNT  CERTAIN AI TRADERS’ POSITION holdings  will be accessible to users for free  Access to the COMPLETE POSITION HOLDINGS of all AI traders requires users to SUBSCRIBE AND PAY A MONTHLY FEE  THE 'COPY TRADE' FEATURE enable users to designate a specific AI trader to MANAGE THEIR INVESTMENT ON THEIR  BEHALF (both retail & institutional users) (carry fees apply)  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  10

 INVESTOR CONFIDENCE IN AI TRADERS IS GROWING  58%  55%  54%  38%  35%  34%  28%  22%  20%  18%  18%  17%  14%  India  China  United Arab South Africa Singapore  Australia  Ireland  UK  Germany  Japan  41%  41%  29%  14%  Millennials  Gen Z  Gen X  Baby Boomers  Brazil US France  By population demographics  SURVEY BY BCG – TOPIC: I WOULD ALLOW AN AI TRADER TO MANAGE MY INVESTMENTS  By countries  Emerging economies Developed countries  Source: Boston Consulting Group Industry Report, 2025  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  10

 Source: Chinese Securities Depository Data, 2025  132 Million  3,447  319,000  TOTAL ADDRESSABLE MARKET   SERVICEABLE ADDRESSABLE  MARKET  TARGET NO. OF SUBSCRIBERS IN 2030E  TARGET NO. OF   “COPY TRADE”  CLIENTS  IN 2030E  RETAIL  INSTITUTIONAL  MARKET OPPORTUNITIES  Represents an implied 0.003%  market share of SAM  Total institutional investors into China A-share market  Represents an implied 0.16%  market share of SAM  580,000  240 Million  Total retail investors into China A-share market  55% of Chinese investors are willing to entrust AI traders to manage their investments  1,080,000  Represents an implied 0.82%  market share of SAM  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  14  55% of Chinese investors are willing to entrust AI traders to manage their investments  N/A  We are not targeting institutions for  subscription revenues  499

 DEVELOPING AN APP  that allows traders to train their respective AI trading agents  PILOT COMPLETION OF AI STRATEGY ROADMAP  AI traders are MARKETED VIA OUR PLATFORM and  can be TRANSACTED THROUGH CRYPTO EXCHANGES  (similar to NFTs)  PIONEER ORGANIZATION that  fosters the development of AI traders  AI traders can be  MONETIZED BY THE  SUBSCRIBER and revenues earned will be remitted  back to the “NFT” owner  Aim to foster innovation within AI-trading community  Initiating an AI agent trading competition  Encourage collaboration and growth in the industry  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  14

 14  16  20  23  28  34  40  49  58  70  0  10  20  30  40  50  60  70  80  2025 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E  CAPITALIZE A GROWING MARKET  4  5  6  7  8  10  12  14  17  20  0  5  10  15  20  25  2025 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E  ESTIMATED GLOBAL AI TRADING PLATFORM MARKET FORECAST (US$MM)  ESTIMATED U.S. AI TRADING PLATFORM MARKET FORECAST (US$MM)  Source: Precedence Research  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  16

 GROWTH DRIVERS FOR THE INDUSTRY  INCREASING DEMAND FOR AI TRADING CAPABILITIES  Institutions are seeking solutions to enhance their trading strategies through AI  CUSTOMIZATION AND  ACCESSIBILITY  AI traders can cater to diverse trading strategies and various market conditions  RISING NEED FOR REAL- TIME DATA PROCESSING  AI traders excels in processing real-time complex data leading to robust decision-making capabilities  REGULATORY SUPPORT  Regulators are showing support in the innovation and adoption of AI in financial services  Source: Precedence Research  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  16

 APPENDIX  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  19

 Previous experiences: Executive Director and General Manager of Shenzhen Peach Education. CEO of Shenzhen Jinhui Technology. Former VP and CEO of Shenzhen Hurricane Asset Management  Bachelor’s degree in Finance from the University of Toronto  TONY ZHOU CHAIRMAN & CTO  7+ years of managerial and operational experience within the financial services and technology sector  MEET THE TEAM  WARREN WEN CFO  20+ years of managerial and leadership experience with prominent technology companies. Acted as lead for 3 distinct technology company IPOs on NASDAQ  Previous experiences: CFO of Bitdeer Technologies (NASDAQ: BTDR). CFO of Fangdd Network (NASDAQ: DUO)  Started his career with KPMG as a Senior Manager  Bachelor of Arts in English from South China University of Technology  RICHIE SOEBEKTI COO  13+ years of experience in the financial services  industry  Previously spent a decade with J.P. Morgan. Started out in its M&A Investment Banking division for 3 years before transitioning over to work in its Acquisition and Strategic Investments Group as an Investment Professional  Bachelor of Commerce from University of Melbourne, Masters of International Business from Melbourne Business School  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  19

 FINANCIAL SUMMARY  5.7  10.1  7.4  12  9  6  3  0  2023  2025  40%  60%  Brokerage commission and interest income  Software licensing  FY 2023  FY 2024  86%  14%  Brokerage commission and interest income  Software licensing  FY 2025  76%  24%  Brokerage commission and interest income  Software licensing  Notes: These figures are derived from the latest Form 20-F annual report  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  20  REVENUE (US$MM)  2024  REVENUE BREAKDOWN

 2023  2024  2025  FINANCIAL SUMMARY  “Adjusted net profit removes non-recurring extraordinary expenses and show a true reflection of operating net profit.  The primary reason for the decrease in net profit in 2025 is attributable to increases in compensation and R&D expenses (necessary for our app launch in Q4’25). Reported net loss is – US$12.0  ADJUSTED NET PROFIT (US$MM)1  3.4  2.5  -2.9  CASH BALANCE (US$MM)  Notes: These figures are derived from the latest Form 20-F annual report  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  20  2023  2024  2025  28.9  10.7  13.9  Notes: 1) Chart is not drawn to scale

 FINANCIAL SUMMARY  US$MM  YEAR ENDED MARCH 31  2023  2024  2025  REVENUES  BROKERAGE AND COMMISSION INCOME  2.1  8.2  4.4  PRINCIPAL TRANSACTIONS AND PROPRIETARY TRADING  0.0  -0.7  0.1  INTEREST INCOME  0.2  1.2  1.2  SOFTWARE LICENSING AND RELATED SUPPORT SERVICES  3.5  1.4  1.8  TOTAL REVENUES  5.7  10.1  7.4  % GROWTH  75.2%  -25.9%  Notes: These figures are derived from the latest Form 20-F annual report  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  20

 FINANCIAL SUMMARY  US$MM  YEAR ENDED MARCH 31  2023  2024  2025  OPERATING EXPENSES  COMMISSIONS AND BROKERAGE FEES  0.1  0.4  0.2  SOFTWARE LICENSING AND RELATED SUPPORT  0.6  0.8  1.0  INTEREST EXPENSES  0.0  0.2  0.3  COMPENSATION AND BENEFITS  0.7  2.1  3.2  SHARE-BASED COMPENSATION EXPENSES  0.4  0.0  8.8  RESEARCH AND DEVELOPMENT EXPENSES  0.0  0.0  0.4  PROFESSIONAL SERVICE FEES  0.4  2.0  1.7  MARKET INFORMATION  0.3  0.6  0.9  LEASE COSTS  0.1  0.4  0.5  OTHER GENERAL AND ADMINISTRATIVE EXPENSES  0.2  0.7  1.0  TOTAL EXPENSES  2.7  7.1  18.1  % GROWTH  166.2%  154.5%  Notes: These figures are derived from the latest Form 20-F annual report  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  20

 FINANCIAL SUMMARY  US$MM  YEAR ENDED MARCH 31  2023  2024  2025  OPERATING PROFIT (LOSS)  3.1  2.9  -10.7  OTHER INCOME (LOSS)  0.7  0.0  -1.2  PROFIT (LOSS) BEFORE INCOME TAX  3.8  2.9  -11.8  INCOME TAX (EXPENSE) BENEFIT  -0.7  -0.4  -0.2  NET PROFIT (LOSS)  3.1  2.5  -12.0  % MARGIN  24.8%  -160.7%  Notes: These figures are derived from the latest Form 20-F annual report  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  20

 APP’S COMPLETED PILOT PROGRAM  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  25

 APP’S COMPLETED PILOT PROGRAM  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  25

 The belief that AI will surpass traditional human methods in investments and financial trading.  Our goal is to establish a strong presence at the forefront of this trend  OUR TEAM BRINGS DIVERSE BACKGROUNDS TOGETHER, UNITED BY ONE CORE BELIEF  Contact us: ir@waton.com  Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss.  25